Exhibit 99.1

17 January 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 17 January 2005 it purchased 250,000 of its ordinary shares at a price of 333.345 pence per ordinary share. 125,000 of these shares will be held as treasury shares and 125,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 125,000 shares and excluding treasury shares) is 521,156,073. Following the above purchase, Mitchells & Butlers plc holds 1,392,967 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS